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February 26, 1997

The Board of Directors
First North American Life Assurance Company

Dear Directors:

This opinion is written in reference to individual flexible purchase payment deferred variable annuity contracts (the "Contracts") issued through the FNAL Variable Account by First North American Life Assurance Company (the "Company") and covered by the Rule 24f-2 Notice dated February 26, 1997 to be filed with the Securities and Exchange Commission. I have examined such documents, reviewed such questions of law, and received such certification of facts by a Company officer as I deemed necessary for the purposes of this opinion. On the basis of such examination, review and certification, I advise you that in my opinion the Contracts covered by the Rule 24f-2 Notice were legally issued and are binding obligations of the Company.

I hereby consent to the filing of this letter with the Rule 24f-2 Notice.

Very truly yours,

/s/ BETSY ANNE SEEL

Betsy Seel
Counsel